

April 20, 2020   TSX:WPM
Vancouver, British Columbia   NYSE: WPM

WHEATON PRECIOUS METALS ANNOUNCES US$5 MILLION COMMUNITY SUPPORT AND RESPONSE FUND TO COMBAT COVID-19

Wheaton Precious Metals ("Wheaton") announces the launch of a US$5 million Community Support and Response Fund (the "CSR Fund") in order to support the global efforts to combat the COVID-19 pandemic and its impacts on our communities. The CSR Fund is designed to meet the immediate needs of the communities in which Wheaton operates and around the mines from which Wheaton receives precious metals. This fund is incremental to Wheaton's already active Community Investment Program that currently provides support to over 50 programs in multiple communities around the world.

"Although both Wheaton and our partners have been impacted as result of the COVID-19 pandemic, it is clear that many of our neighbours in the community face even greater challenges and will continue to do so over the coming months. I am pleased with our ongoing commitment to maintain and strengthen all of our existing charitable support programs, and I am proud to fund an additional US$5 million towards the front lines in fighting this pandemic," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "We extend our deepest sympathies to everyone that has been impacted by COVID-19. It is during challenging times like these when charity is most important - it is simply the right thing to do."

"We are grateful to Wheaton Precious Metals for supporting our fight against COVID-19," said Mark Travers, CEO of Vale Base Metals. "It is a testament to our partnership with Wheaton in Canada and Brazil and reinforces our mutual interest in the long-term health and prosperity of communities where we operate."

Wheaton Community Support and Response Fund

Wheaton is pledging US$5 million to establish the Wheaton CSR Fund. Wheaton will partner with both charitable organizations and our mining partners to support employees and host communities throughout the COVID-19 pandemic. Eighty percent of the CSR Fund will be targeted to the communities that are directly influenced by the mines on which we have precious metals streaming agreements and the remainder will be allocated to local programs in Vancouver and Grand Cayman where our offices are located.

The CSR Fund will be designed to meet the immediate needs of the community and provide relief in the following areas of support: *Community Healthcare*, *Food Security* and *Social Economic Impacts*.

Wheaton will work closely with our partners to identify the needs of the community and assess where funds could help fill an immediate gap. Wheaton has already identified Community Healthcare and Food Security initiatives with its partners around the San Dimas, Constancia, Sudbury, Stillwater and 777 mines that will target providing resources such as mobile lab facilities, ventilators and personal protective equipment to those local communities as well as providing support to the local food banks. The Company is in detailed discussions with our other partners to identify where funds can have the most impact.

Locally, Wheaton has identified a number of organizations targeting these areas of support and will continue outreach to identify where our contributions can make the greatest impact.

Wheaton Community Investment Program

Through our already active Community Investment Program, Wheaton proudly supports many local fundraising events benefitting non-profit organizations that provide important services and support to our communities. We understand the difficult times ahead given the cancellations and postponements of many key events that raise the funds needed to operate these programs. We stand by our commitments and will continue to support organizations such as the BC Cancer Foundation, Special Olympics BC, Coast Mental Health, Canadian Cancer Society, The Nature Trust of British Columbia and Lions Gate Hospital Foundation, among many more. Going forward, Wheaton is committed to working together with its partners and stakeholders to overcome the unprecedented social and economic challenges that we now face around the world.

About Wheaton Precious Metals Corp.

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton creates sustainable value through streaming.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the establishment and operation of the Wheaton Community Support and Response Fund and the impact of COVID-19. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including but not limited to uncertainties relating to the global economic and social impact of COVID-19 which could have significant financial and other impacts on Wheaton or our partners' mining operations, the ability to operate the Wheaton Community Support and Response Fund internationally given the potential for significant impacts on the health and welfare of communities, ongoing restrictions on travel and significant impacts to the business of our partners' mining operations the risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2019 filed on the SEC's EDGAR system available at www.sec.gov (the "Disclosure").
These forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that neither Wheaton nor our partners' mining operations will suffer significant impacts as a result of the COVID-19 virus pandemic, that Wheaton will be able to establish and operate the Wheaton Community Support and Response Fund as described and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose

of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

For further information, please contact:

Patrick Drouin   Andre Budylin
Senior Vice President, Investor Relations   Vice President, Commercial and Sustainability
Wheaton Precious Metals Corp.   Wheaton Precious Metals International Ltd.

Wheaton Precious Metals
Tel: 1-844-288-9878
Email: info@wheatonpm.com